SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2021

Commission file number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.

(Translation of registrant’s name into English)

1 Yahadut Canada Street, Or-Yehuda, Israel 6037501

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein.

99.1	Magic Software Results of Annual General Meeting Held on February 25, 2021

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2021 By: /s/ Asaf Berenstin Name: Asaf Berenstin Title: CFO

	By:	/s/ Amit Birk
Amit Birk
VP, General Counsel

2

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Magic Software Results of Annual General Meeting Held on February 25, 2021

3

CONTENTS

On February 25, 2021, Magic Software Enterprises Ltd. (“we,” “us” or the “Company”) held its 2020 annual general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on five proposals, each of which is described in more detail in our proxy statement for the Meeting (the “Proxy Statement”) that was attached as Exhibit 99.2 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission (the “SEC”) on January 19, 2021. Based on the presence in person or by proxy of holders of our outstanding ordinary shares constituting a quorum, each of the following Proposals (proposal 1 through 5 described in the Proxy Statement) was duly adopted by the requisite majority under the Israeli Companies Law, 5759-1999 (the “Companies Law”):

1.

To elect each of the following three nominees to the Company’s Board of Directors (the “Board of Directors”) to serve as a director of the Company until the next annual general meeting of shareholders of the Company: Mr. Guy Bernstein, Ms. Naamit Salomon and Mr. Avi Zakay;

2.	To re-elect Mr. Ron Ettlinger to serve as an external director (as such term is defined in the Israeli Companies Law) for a third three-year term;

3.	To approve amended terms for the Company’s renewed director and officer liability, or D&O, insurance policy;

4.	To approve a revised compensation policy for our directors and officers; and

5.

To ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2020 and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the compensation for such independent registered public accountants in accordance with the volume and nature of their services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magic Software Enterprises Ltd.

Date: March 1, 2021	By:	/s/ Asaf Berenstin
Asaf Berenstin
CFO